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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                   FORM 6-K


                           Report of Foreign Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


For the month of January, 2001


             INVESTORLINKS.COM INC. (Formerly: Opus Minerals Inc.)
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                (Translation of registrant's name into English)


          Suite 203, 120 Front Street East, Toronto, Ontario, M5A 4L9
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F:


               Form 20-F    X        Form 40-F
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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934:


                    Yes                         No     X
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               InvestorLinks.com Announces Second Quarter Results

Charlottesville, VA - December 29, 2000 - InvestorLinks.com Inc. ("Investorlinks" or the "Company") (OTC BB: IVLKF, CDNX: YIK) announces that it has issued its unaudited interim consolidated financial statements for the six months ended October 31, 2000. These statements reflect that in the period the Company earned revenue in the amount of $120,053. Operating and administrative costs incurred were $851,750 resulting in a net loss for the period of $731,698, which when including unrealized foreign exchange gain of $77,719 resulted in a net loss of $653,978 or $0.04 per share.

ABOUT INVESTORLINKS.COM INC.

InvestorLinks owns and operates the Internet investment site www.investorlinks.com. Chosen as one of the "Best Websites for Investors" by BARRON'S, InvestorLinks is recognized in North America as a premier investor resource on the net, and is regularly listed as a "financial megasite" in Online Investor Magazine. Since 1997, the InvestorLinks' primary product offering has developed into an extensive directory of over 12,000 business and financial links for the investment community. InvestorLinks now serves over 200,000 users per month.

Investorlinks.com Inc. is based is Charlottesville, Virginia, with corporate offices in Toronto, Ontario. There are currently 19,524,576 common shares of InvestorLinks issued and outstanding.

This release may contain forward-looking statements, within the meaning of the "safe-harbor" provision of the Private Securities Litigation Reform Act of 1995, regarding InvestorLinks.com's business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of the Company.

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release


FOR FURTHER INFORMATION:

Investor Information            Investor Information    Corporate Information
The Investor Relations Group    Pier Group Marketing    InvestorLinks.com Inc.
Phone:  1-800-444-9214          Phone:  1-888-270-8586  Phone:  1-804-817-7770
www.irgnews.com                 www.thepiergp.com       www.investorlinks.com
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investorlinks@invrel.com        info@thepiergp.com      info@investorlinks.com
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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    INVESTORLINKS.COM INC. (formerly Opus
                                    Minerals Inc.)


Date:  January 22, 2001           By:  /s/ Sandra J. Hall
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                                     Sandra J. Hall, Director and Secretary